# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Joby Aviation, Inc., CIK 0001819848
CUSIP: G65163100
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060
Date of event which requires filing of this statement: 08/14/2025
Amends the filing with accession number 0001104659-21-151147
Filed by CIK 0001890375
Persons authorized to receive notices and communications: Alexandra Acosta, Capricorn Investment Group, LLC, 512 West 22nd Street, 6th Floor, New York, New York (NY), 10011, (646) 380-0390

## Reporting persons
- TIF Partners, LLC (CIK 0001890375): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 21,514,683; sole dispositive power 0; shared dispositive power 21,514,683; aggregate amount beneficially owned 21,514,683 (2.5% of the class)
- Technology Impact Fund, LP (CIK 0001714927): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 21,514,683; sole dispositive power 0; shared dispositive power 21,514,683; aggregate amount beneficially owned 21,514,683 (2.5% of the class)
- Capricorn-Libra Partners, LLC (CIK 0001890031): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,269,268; sole dispositive power 0; shared dispositive power 7,269,268; aggregate amount beneficially owned 7,269,268 (0.8% of the class)
- Capricorn-Libra Investment Group, LP (CIK 0001890033): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,199,163; sole dispositive power 0; shared dispositive power 7,199,163; aggregate amount beneficially owned 7,199,163 (0.8% of the class)
- TIGF Partners, LLC (CIK 0001890448): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,556,592; sole dispositive power 0; shared dispositive power 1,556,592; aggregate amount beneficially owned 1,556,592 (0.2% of the class)
- Technology Impact Growth Fund, LP (CIK 0001758692): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 1,556,592; sole dispositive power 0; shared dispositive power 1,556,592; aggregate amount beneficially owned 1,556,592 (0.2% of the class)
- Dipender Saluja (CIK 0001834268): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 190,932; shared voting power 28,783,951; sole dispositive power 190,932; shared dispositive power 28,783,951; aggregate amount beneficially owned 28,974,883 (3.4% of the class)
- Ion Yadigaroglu (CIK 0001607971): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 47,557; shared voting power 23,071,275; sole dispositive power 47,557; shared dispositive power 23,071,275; aggregate amount beneficially owned 23,118,832 (2.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Joby Aviation, Inc.
Address of issuer's principal executive offices: 333 Encinal Street, Santa Cruz, California (CA), 95060
Comment: This Amendment No. 1 (this "Amendment No. 1" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on December 17, 2021 (the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 1 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 855,981,489 shares of common stock outstanding as of August 4, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on August 7, 2025.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 7,199,163 shares held directly by Capricorn-Libra; (ii) 70,105 shares held directly by C-L Partners; (iii) 21,514,683 shares held directly by TIF LP; (iv) 1,556,592 shares held directly by TIGF LP; (v) 190,932 shares held by Saluja; and (vi) 47,557 shares held by Yadigaroglu.

C-L Partners is the general partner of Capricorn-Libra and may be deemed to share voting and dispositive power over the shares held by Capricorn-Libra. Saluja is the sole manager of C-L Partners and may be deemed to share voting and dispositive power over the shares held by each of Capricorn-Libra and C-L Partners.

TIF LLC is the general partner of TIF LP and may be deemed to share voting and dispositive power over the shares held by TIF LP. Saluja and Yadigaroglu are managers of TIF LLC and may be deemed to share voting and dispositive power over the shares held by TIF LP.

TIGF LLC is the general partner of TIGF LP and may be deemed to share voting and dispositive power over the shares held by TIGF LP. Yadigaroglu is a manager of TIGF LLC and may be deemed to share voting and dispositive power over the shares held by TIGF LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On August 14, 2025, Capricorn-Libra made a pro rata in-kind distribution for no additional consideration of 2,399,721 shares of common stock to its general partner, C-L Partners, and its limited partners. Of the shares distributed by Capricorn-Libra, C-L Partners received 70,105 shares.

On August 14, 2025, TIF LP made a pro rata in-kind distribution for no additional consideration of 7,171,564 shares of common stock to its general partner, TIF LLC, and its limited partners. Of the shares distributed by TIF LP, TIF LLC received 99,968 shares.

On August 14, 2025, TIGF LP made a pro rata in-kind distribution for no additional consideration of 518,868 shares of common stock to its general partner, TIGF LLC, and its limited partners. Of the shares distributed by TIGF LP, TIGF LLC received 10,924 shares.

On August 14, 2025, TIF LLC made a pro rata in-kind distribution for no additional consideration of 99,968 shares of common stock to its members. Of the shares distributed by TIF LLC, Saluja and Yadigaroglu received 44,008 and 44,007 shares respectively.

On August 14, 2025, TIGF LLC made a pro rata in-kind distribution for no additional consideration of 10,924 shares of common stock to its members. Of the shares distributed by TIGF LLC, Saluja and Yadigaroglu received 3,550 and 3,550 shares respectively.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on August 14, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit C to the Reporting Persons' Schedule 13D filed with the SEC on December 17, 2021).

## Signatures
- TIF Partners, LLC: /s/ Dipender Saluja, By Dipender Saluja, Manager (08/18/2025)
- Technology Impact Fund, LP: /s/ Dipender Saluja, By TIF Partners, LLC, its General Partner, By Dipender Saluja, Manager (08/18/2025)
- Capricorn-Libra Partners, LLC: /s/ Dipender Saluja, By Dipender Saluja, Manager (08/18/2025)
- Capricorn-Libra Investment Group, LP: /s/ Dipender Saluja, By Capricorn-Libra Partners, LLC, its General Partner, By Dipender Saluja, Manager (08/18/2025)
- TIGF Partners, LLC: /s/ Ion Yadigaroglu, By Ion Yadigaroglu, Manager (08/18/2025)
- Technology Impact Growth Fund, LP: /s/ Ion Yadigaroglu, By TIGF Partners, LLC, its General Partner, By Ion Yadigaroglu, Manager (08/18/2025)
- Dipender Saluja: /s/ Dipender Saluja, Dipender Saluja (08/18/2025)
- Ion Yadigaroglu: /s/ Ion Yadigaroglu, Ion Yadigaroglu (08/18/2025)